Suite 1120, Cathedral Place,
925 West Georgia Street	Toronto Stock Exchange
Vancouver, British Columbia,	Ticker Symbol ARZ
Canada V6C 3L2	NYSE Amex
Tel: (604) 687-6600	Ticker Symbol AZK
Toll Free: 1-888-411-GOLD	U.S. Registration
Fax: (604) 687-3932	(File 001-31893)
Email: info@aurizon.com	News Release
www.aurizon.com	Issue No. 14 - 2012

May 15, 2012
FOR IMMEDIATE RELEASE

NEW DRILL RESULTS HIGHLIGHT THE POTENTIAL EXTENSION OF ZONE 123 AND
 HAVE IDENTIFIED ADDITIONAL STACKED LENSES AT THE CASA BERARDI MINE

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to report additional results from the 2011-2012 drill program on Zone 123 at its Casa Berardi Mine in north-western Quebec.

“Casa Berardi continues to deliver excellent exploration results”, said George Paspalas, President and Chief Executive Officer. “Some of the holes that we are releasing today were utilized in the December 31, 2011 resource update which included an 81% expansion of all measured and indicated resources at Casa Berardi. We are encouraged both by the holes encountered in the lower portion of the known Zone 123 resource block, indicating the potential to extend this zone, as well as the holes that have identified new additional stacked lenses to the main Zone 123. We are investing in infrastructure this year to extend the Mine out to allow for the future mining of Zone 123, and these results highlight the potential for new zones in this area, and also provide confirmation of the strategic intent to develop the lower levels of the mine.”

The objective of the drill program is to improve the quality of the known Zone 123 resources and to delineate the extension of the mineralization. The program is focused 300 metres below the 810 metre level and 150 metres above the 550 metre level and covers an area of 300 metres along strike, 400 metres in width, and is approximately 1.0 kilometre east of the West Mine shaft.

Seventy seven (77) new holes have been completed. In addition to the drill holes included in the December 31, 2011 resource calculation, the program has identified three (3) new lenses outside the previously identified mineralized structures.

Fifty seven (57) mineralized intervals of the seventy seven (77) holes returned a metal factor (true width in metres x the gold grade in grams per tonne) of 10 or higher, which indicates lense continuity in the trend of the mineralized corridor. These drill holes are included in this release and are illustrated in the attached sketch.

Drilling highlights include (all results reported in true widths):

Drill results located within the known resource block
o	Holes located in two distinct resource blocks (and integrated in the December 31, 2011 resource calculation)
-	Hole-0395: 21.8 g/t gold over 12.2 metres	- Hole-0337: 8.9 g/t gold over 11.8 metres
o	Holes located in the deepest part of the resource block (and not integrated in the December 31, 2011 resource calculation)
-	Hole-0388: 8.9 g/t gold over 18.7 metres	- Hole-0425: 19.0 g/t gold over 35.1 metres
-	Hole-0422: 29.7 g/t gold over 11.8 metres
Drill results located outside of the known resource block
-	Hole-0363: 7.8 g/t gold over 13.8 metres	- Hole-0406: 19.2 g/t gold over 8.1 metres
-	Hole-0399: 9.4 g/t gold over 7.9 metres	- Hole-0410: 8.1 g/t gold over 8.5 metres
-	Hole-0404: 10.6 g/t gold over 6.3 metres

News Release May 15, 2012	P a g e | 2
New Drill Results Highlight the Potential Extension of Zone 123 and Have Identified Additional Stacked
Lenses at the Casa Berardi Mine

In Zone 123, gold mineralization occurs in quartz veins, cherty units and massive sulphide structures located between the South break to the east and the South break to the west in a volcanic-sedimentary bearing environment. This corridor covers more than 400 metres in width, and up to seven distinct clusters of lenses.

As of December 31, 2011, Zone 123 contained mineral reserves of 1,088,000 tonnes at a grade of 6.5 g/t gold, representing 225,700 ounces; indicated mineral resources of 279,000 tonnes at a grade of 6.3 g/t gold, representing 56,900 ounces and inferred mineral resources of 477,000 tonnes at a grade of 6.8 g/t gold, representing 104,100 ounces.

“The discovery of new mineralized systems within Zone 123 highlights the potential of the extension of the mineralization on strike and at depth, thereby increasing the possibility of finding additional clusters of mineralized lenses and the potentially to defining further high grade intersections within this structure” said Gilles Carrier P. Eng., Principal Exploration Geologist.

Outlook

Based on these results, underground in-fill drilling will continue until year end using one or two drill rigs from the 810 metre exploration drift to define the down dip and the up-dip extensions of the zones. An updated mineral resource estimate will be completed as of December 31, 2012.

Quality Control and Qualified Person

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finition. Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control. Assay checking on pulp and coarse rejects are carried out on approximately 5% of samples. Additional information on Quality Assurance and Quality Control (“QA/QC”), can be found in the ‘Technical Report on the Casa Berardi Mine’, dated March 28, 2011 which can be found under Aurizon’s profile on www.sedar.com. Primary exploration assaying was performed at the mine site laboratory and at Swastica lab in Ontario. The QA/QC program is a performed at ALS Chemex lab in Val d’Or.

Information of a scientific or technical nature included in this release has been prepared under the supervision of Gilles Carrier, P. Eng., Principal Exploration Geologist of Aurizon and Qualified Person under NI 43-101.

Additional information

The attached two sketches show the position of the drill holes on the Casa Berardi property.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the NYSE MKT under the symbol “AZK”. Additional information on Aurizon and its properties is available on Aurizon’s website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:
Aurizon Mines Ltd.
George Paspalas, President & CEO 604-687-6600
Martin Bergeron Vice President Operations 819-874-4511
Investor Relations: jennifer.north@aurizon.com
Telephone: 604-687-6600 Fax: 604-687-3932
Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com Website: www.aurizon.com

News Release May 15, 2012	P a g e | 3
New Drill Results Highlight the Potential Extension of Zone 123 and Have Identified Additional Stacked
Lenses at the Casa Berardi Mine

FORWARD LOOKING STATEMENTS AND INFORMATION

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the, anticipated effect of completed drill results on the Casa Berardi project, planned work programs, strategic plans and expected outcomes. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral reserve and resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labour dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. In addition, as a Canadian reporting issuer, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions of “indicated” or “inferred”, which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce. Accordingly, information contained in this News Release regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this News Release uses the term “indicated” resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release also uses the term “inferred” resources. U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

News Release May 15, 2012	P a g e | 4
New Drill Results Highlight the Potential Extension of Zone 123 and Have Identified Additional Stacked
Lenses at the Casa Berardi Mine

Hole	E (m)	From (m)	To (m)	Length along the hole (m)	True width (m)	Gold grade (g/t)
Integrated in the 2011 resource calculation
CBP-0304	12448.1	202.7	203.8	1.1	1.1	3.3
CBP-0305	12448.1	164.2	165.5	1.3	1.3	1.4
CBP-0306	12448.3	193.0	195.7	2.7	2.6	4.7
CBP-0307	12448.3	173.5	175.5	2.0	2.0	8.0
CBP-0308	12448.9	150.0	155.0	5.0	5.0	7.5
CBP-0309	12448.9	180.7	189.3	8.6	8.4	6.3
CBP-0310	12448.9	225.6	232.8	7.2	6.5	1.9
CBP-0331	12274.9	249.0	253.2	4.2	3.5	24.2
CBP-0334	12521.8	152.0	154.5	2.5	2.4	8.9
CBP-0335	12521.9	154.4	162.0	7.6	6.6	2.7
CBP-0336	12522.2	142.5	153.9	11.4	11.2	7.4
CBP-0337	12521.4	157.2	169.4	12.2	11.8	8.9
CBP-0338	12521.6	151.5	162.0	10.5	9.5	4.1
CBP-0339	12522.6	150.6	152.1	1.5	1.4	10.3
CBP-0340	12522.3	154.5	156.7	2.2	2.2	9.0
CBP-0345	12522.0	173.0	186.6	13.6	13.6	6.7
CBP-0346	12522.2	195.0	202.4	7.4	7.4	6.5
CBP-0347	12419.0	213.4	223.0	9.6	7.4	1.5
CBP-0348	12410.5	279.4	295.0	15.6	11.2	4.3
CBP-0349	12391.9	334.5	339.0	4.5	2.8	3.5
CBP-0350	12403.5	225.0	228.0	3.0	2.5	4.7
CBP-0371	12448.5	140.0	146.5	6.5	5.8	6.4
CBP-0372	12448.4	168.1	172.6	4.5	3.5	4.5
CBP-0373	12448.3	185.6	186.6	1.0	0.7	2.7
CBP-0374	12448.7	133.0	143.0	10.0	7.8	3.0
CBP-0375	12448.4	152.3	160.2	7.9	7.8	10.5
CBP-0376	12448.7	168.8	169.6	0.8	0.6	2.8
CBP-0377	12448.1	174.0	177.0	3.0	2.3	14.7
CBP-0378	12448.7	149.4	152.7	3.3	3.3	6.1
CBP-0381	12332.0	271.5	328.5	57.0	41.0	4.9

News Release May 15, 2012	P a g e | 5
New Drill Results Highlight the Potential Extension of Zone 123 and Have Identified Additional Stacked
Lenses at the Casa Berardi Mine

Hole	E (m)	From (m)	To (m)	Length along the hole (m)	True width (m)	Gold grade (g/t)

CBP-0383	12331.6	236.4	248.1	11.7	9.5	14.1
CBP-0385	12298.5	341.2	350.6	9.4	6.5	10.2
CBP-0386	12332.0	307.0	325.5	18.5	13.1	7.9
CBP-0387	12331.1	237.0	247.5	10.5	8.9	6.7
CBP-0391	12412.1	130.4	133.5	3.1	3.0	5.2
CBP-0392	12355.5	386.7	396.5	9.8	6.8	2.9
CBP-0393	12482.2	350.0	352.2	2.2	1.6	12.9
CBP-0394	12472.0	307.5	313.0	5.5	4.1	6.0
CBP-0395	12392.2	260.0	276.4	16.4	12.2	21.8
Not integrated in the 2011 resource calculation
CBP-0388	12331.1	174.0	195.0	21.0	18.7	8.9
CBP-0396	12346.3	316.5	336.0	19.5	14.5	5.5
CBP-0422	12379.1	228.0	243.0	15.0	11.8	29.7
CBP-0423	12362.7	372.0	379.5	7.5	4.8	3.4
CBP-0424	12329.1	159.5	162.3	2.8	2.6	12.7
CBP-0425	12365.6	244.5	291.0	46.5	35.1	19.0
CBP-0426	12323.1	304.3	325.5	21.2	15.0	7.1
Outside the resource blocks
CBP-0325	12274.0	250.5	251.7	1.2	1.1	2.0
CBP-0326	12272.8	172.6	173.4	0.8	0.8	5.4
CBP-0327	12273.2	196.0	199.0	3.0	3.0	2.2
CBP-0328	12273.0	204.0	206.4	2.4	2.4	1.7
CBP-0329	12274.7	220.0	221.0	1.0	1.0	0.7
CBP-0332	12273.5	171.9	178.9	7.0	6.2	2.0
CBP-0333	12521.8	218.7	221.1	2.4	2.3	2.4
CBP-0363	12149.0	41.6	55.5	13.9	13.8	7.8
CBP-0364	12149.7	171.8	173.0	1.2	1.0	1.0
CBP-0366	12147.1	102.2	108.0	5.8	5.4	5.2
CBP-0379	12447.5	208.5	210.0	1.5	1.5	1.6
CBP-0382	12331.6	144.0	145.6	1.6	1.4	0.2
CBP-0389	12357.3	174.5	175.4	0.9	0.6	4.3

News Release May 15, 2012	P a g e | 6
New Drill Results Highlight the Potential Extension of Zone 123 and Have Identified Additional Stacked
Lenses at the Casa Berardi Mine

Hole	E (m)	From (m)	To (m)	Length along the hole (m)	True width (m)	Gold grade (g/t)
CBP-0390	12367.8	161.5	163.6	2.1	1.7	31.2
CBP-0397	12552.7	358.2	359.2	1.0	0.8	4.3
CBP-0398	12547.2	397.2	400.0	2.8	2.2	0.2
CBP-0399	12410.5	153.2	162.0	8.8	7.9	9.4
CBP-0400	12495.9	262.5	264.3	1.8	1.5	12.8
CBP-0402	12478.7	289.5	297.5	8.0	6.0	7.0
CBP-0403	12398.9	131.7	132.9	1.2	1.2	5.7
CBP-0404	12412.2	331.5	341.3	9.8	6.3	10.6
CBP-0405	12435.4	174.5	179.0	4.5	3.9	9.2
CBP-0406	12387.7	196.0	205.5	9.5	8.1	19.2
CBP-0407	12475.8	270.3	275.1	4.8	3.8	7.6
CBP-0408	12376.2	154.5	162.0	7.5	7.1	5.2
CBP-0409	12458.1	369.6	370.1	0.5	0.4	11.0
CBP-0410	12434.0	170.0	180.0	10.0	8.5	8.1
CBP-0415	12434.6	294.0	296.0	2.0	1.5	6.2
CBP-0416	12411.6	163.9	166.5	2.6	2.4	7.7
CBP-0419	12466.8	124.6	130.4	5.8	5.6	2.3
CBP-0421	12259.9	186.0	187.6	1.6	1.5	14.5

Notes:
1.
Holes with an intercept lower than 3 grams per tonne or a metal factor (true width in metres x gold grade in grams per tonne) lower than 10 are: CBP-0304, CBP-0305,CBP-0325, CBP-0326, CBP-0327, CBP-0328, CBP-0329, CBP-0349,CBP-0364, CBP-0373, CBP-0376, CBP-0378, CBP-0379, CBP-0382, CBP-0389, CBP-0397, CBP-0398, CBP-0403, CBP-0409 and CBP-0415.

2.	The gap in sequence is due to holes having been drilled in other zones or the assays are pending.

AURIZON MINES LTD.

CASA BERARDI GOLD MINE

Composite Longitudinal Section

Follow Up Drilling Along the 123 Zone

May 15, 2012

W
4 km
E
West Mine & 113 Area
118-123 & Principal Area
East Mine Area
P. Crown Pillar
P. Underground
E. Crown Pillar
E. Underground
280m Track Drift
810m Exp. Drift
1010m Trolley Drift
SW
INTER
NW
111
109
115
117S
113
118
123S
152
160
-400m
-800m
4600m
4200m
3800m
New Mineralized lenses
Zone 123
Proven & Probable Reserves : 1,459,000 oz
Measured & Indicated Resources : 1,495,000 oz
Inferred Resources : 616,000 oz
(as of December 31, 2011)
Proven & Probable Reserves
Measured & Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Proposed Development
See Longitudinal Section Close-up Zone 123
0
0.5 km
10400E
12000E
13600
15200E
Shaft
11600E
12000E
12400E
10200N
10000N
9800N
Zone 118
C.B. Break
South Break Zone 123
South Break
New Lense
Zone 123
Volcanics
Conglomerate
Graywacke
Graphitic Mudstone
Schematic Section 12475E
Schematic Level Plan 550m
0 50m
Shaft
Zone 118
C.B. Break
South Break Zone 123
South Break
New Lenses
Zone 123
Open
Volcanics
Conglomerate
Graywacke
Graphitic Mudstone
Schematic Level Plan 800m
0 50m

Reference: News Release Issue No. 2012-14 Sketch A

Longitudinal section
Zone 123
Probable reserves : 225,700oz
Indicated resources : 56,900oz
Inferred resources : 104,100oz
(as of December 31, 2011)
280m Track Drift
550m Track Drift
810m Exp. Drift
1010 Trolley Drift
Schematic Section 12475E
4800m
4400m
4000m
12200E
12475E
12600E
0 50m
14.7/2.3
4.5/3.5
3.0/7.8
6.4/5.8
2.7/6.6
4.1/9.5
8.9/11.8
10.3/1.4
8.9/2.4
10.5/7.8
6.1/3.3
7.4/11.2
8.0/2.0
7.5/5.0
9.0/2.2
2.0/6.2
6.7/13.6
6.5/7.4
4.7/2.6
6.3/8.4
31.2/1.7
1.9/6.5
24.2/3.5
2.3/5.6
7.8/13.8
12.7/2.6
5.2/3.0
5.2/7.1
9.4/7.9
14.5/1.5
7.7/2.4
5.2/5.4
8.9/18.7
19.2/8.1
9.2/3.9
8.1/8.5
6.7/8.9
4.7/2.5
12.8/1.5
1.5/7.4
14.1/9.5
29.7/11.8
7.6/3.8
7.0/6.0
19.0/35.1
6.0/4.1
4.9/41.0
21.8/12.2
10.2/6.5
5.5/14.5
4.3/11.2
10.6/6.3
12.9/1.6
7.1/15.0
7.9/13.1
2.9/6.8
3.4/4.8
Schematic Section
12475E
Volcanics
Conglomerate
Graywacke
Surface
4800m
Zone Principal
Zone Principal
280m Track Drift
Zone 123
3.0/7.8
7.5/5.0
6.3/8.4
1.9/6.5
550m Track Drift
4400m
South Break Zone 123
2.3/5.6
New Lense
810m Exp.Drift
C.B.Break
Zone 123
Open
7.6/3.8
7.0/6.0
6.0/4.1
12.9/1.6
9800N
10200N
4000m
0 50m
New hole - intercept ≥3g/t and/or metal factor ≥10
New hole - intercept <3g/t and/or metal factor <10
Previously released by Aurizon - intercept ≥3g/t and/or metal factor ≥10
Previously released by Aurizon - intercept <3g/t and/or metal factor <10
Historical hole - intercept ≥3g/t and/or metal factor ≥10
Historical hole - intercept <3g/t and/or metal factor <10
2.4/15.0 =grams per tonne gold / metres (true width)
Favorable Gold Corridor
Resources Outline 123 Zone
New Mineralized Lenses
Existing Infrastructure
Proposed Development
Metal Factor = grade x width
AURIZON MINES LTD
CASA BERARDI GOLD MINE
Follow Up Drilling Along the 123 Zone
May 15, 2012

Reference: News Release Issue No. 2012-14 Sketch B